July 27, 2010

VIA EDGAR
John Reynolds Jay Williamson United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 9 Washington, D.C. 20549-3561
Re:	Nu Skin Enterprises, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 001-12421 Schedule 14A Filed April 27, 2010

Gentlemen:

We hereby submit the following responses of Nu Skin Enterprises, Inc. (the “Company”) to the staff’s (the “Staff’s”) comment letter of July 13, 2010 (the “Comment Letter”). For ease of reference, we have included in bold each of the comments from the Comment Letter followed by the Company’s response to such comment.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits

Exhibit 10.30

Comment 1:
Your $100 million Multi-Currency Private Shelf Facility does not appear to have been filed in its entirety. Specifically we were unable to locate exhibits A, B, C, and D. Please file this facility in its entirety with your next periodic report.

Response 1:	In response to the Staff’s request, the Company will file this facility in its entirety with the Company’s next periodic report.

Jon Reynolds
Jay Williamson
July 27, 2010

Schedule 14A, filed April 27, 2010

Executive Compensation, page 16

Comment 2:
On page 18 you indicate that you “believe that [y]our compensation policies and practices do not motivate imprudent risk taking.” Please describe the process you undertook to reach the conclusion that disclosure responsive to Item 402(s) of Regulation S-K is not necessary. In drafting your response, please clarify the distinction, if any, between the Item 402(s) standard of “reasonably likely to have a material adverse effect” and your reference to “imprudent risk taking” on page 18.

Response 2:
No distinction was intended between the Item 402(s) standard of “reasonably likely to have a material adverse effect” and the reference to “imprudent risk taking” on page 18. The Company’s statement on page 18 that “[w]e believe that our compensation policies and practices do not motivate imprudent risk taking” was intended to summarize the basis for the Company’s conclusion that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on us.

The Company’s process for reaching this conclusion included analysis by both the Company’s Executive Compensation Committee of the Board of Directors (the “Committee”) and management. In establishing and reviewing the components of compensation, the Committee regularly considers potential risks associated with such components. In addition, the Company’s management conducted a review of the Company’s compensation policies and practices for employees and concluded that risks arising from the Company’s compensation policies and practices for employees are not reasonably likely to have a material adverse effect on the Company.

In reaching this conclusion, the Company’s management considered the following factors:

•
The Company's global cash incentive compensation is based on revenue and operating income, which are core measures of performance. To further reduce risk, the Company has taken steps to cap bonuses under its cash incentive plans at reasonable levels. In addition, the Company’s Board of Directors and management review the business plans and strategic initiatives, including related risks, proposed to achieve such performance metrics.

Jon Reynolds
Jay Williamson
July 27, 2010

•	The Company does not have incentive payments tied to speculative trading or other high-risk metrics.

•
The Company's compensation programs balance short-term incentives with significant long-term equity incentives. Performance options granted in 2007 and 2008 provide additional long-term incentives to the Company’s key employees and executive officers. The Company has also adopted stock retention guidelines, which help ensure that a portion of an executives’ equity incentives remain tied to long-term performance.

Comment 3:
We note the tabular presentation of Incentive Plan Targets on page 21. In future filings please provide a narrative discussion explaining any material variances between the percentage of target achieved and the percentage of target bonus paid. For example, the percentages of targets achieved during 2009, on both a quarterly and annual basis, are less than the percentage of target bonus paid, 171.2%. Please provide us with proposed disclosure based on your 2009 table.

Response 3:
In response to the Staff’s request, attached is the proposed disclosure (based on 2009 results) that the Company would include to discuss the variance between the percentage of target achieved and the percentage of target bonus paid:

“In establishing “minimum” revenue and operating performance targets (the level at which 50% of the target bonus is paid), “base” revenue and operating performance targets (the level at which 100% of the target bonus is paid) and “stretch” revenue and operating income performance targets (the level at which 200% of the target bonus is paid), the Committee considers various factors, including the business plans of the Company, general business and economic conditions, business risks, and desired performance levels. Stretch targets are not necessarily set at 200% of the base targets, but are set at a level that the Committee considers to represent extraordinary performance based on the factors considered. The minimum, base and stretch targets, and the percentage of target bonus earned at such levels, for 2009, are set forth below.

Jon Reynolds
Jay Williamson
July 27, 2010

	Minimum	Base	Stretch
Revenue
Percentage of Base Target	96.2%	100.0%	104.9%
Percentage of Target Bonus	50.0%	100.0%	200.0%

*
The percentage of target bonus earned increases 13.2% for every 1% increase in achievement of the base target from the minimum target to the base target, and 20.4% for every 1% increase in excess of the base target from the base target to the stretch target. If performance exceeds the stretch target, the bonus amount increases in proportion to the extent to which the stretch target is exceeded.

	Minimum	Base	Stretch
Operating Income
Percentage of Base Target	95.0%	100.0%	107.5%
Percentage of Target Bonus	50.0%	100.0%	200.0%

*
The percentage of target bonus earned increases 10.0% for every 1% increase in achievement of the base target from the minimum target to the base target, and 13.3% for every 1% increase in excess of the base target from the base target to the stretch target. If performance exceeds the stretch target, the bonus amount increases in proportion to the extent to which the stretch target is exceeded.

Based on the severe economic conditions and other factors discussed above, the Committee felt that these were appropriate minimum, base and stretch targets. It is also important to note that although the performance targets are expressed as “revenue” and “operating income,” the Committee actually focused on desired core growth rates (determined on a constant currency basis) to be achieved from the prior year in establishing the appropriate minimum, base and stretch targets. For example the revenue base target for the annual period in 2009 represented a 4.9% growth rate over 2008 and the base operating income target represented a 7.0% growth rate over 2008. The growth rates associated with the stretch targets for revenue and operating income were approximately double the growth rates associated with the base targets. Actual performance represented growth rates that were approximately 139% and 370% higher than the growth rates associated with the revenue and operating income base targets, respectively.”

Jon Reynolds
Jay Williamson
July 27, 2010

Acknowledgment

As requested by the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that these responses address the comments raised by the Staff. If you have any questions, please contact the undersigned at (801) 345-6061.

Sincerely,

/s/ D. Matthew Dorny

D. Matthew Dorny

cc:           David Marx, Esq.